Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Lithium Americas Corp. of our report dated April 1, 2019 relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-222595) and Form S-8 (No. 333-227816) of Lithium Americas Corp. of our report dated April 1, 2019 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 1, 2019